AKERMAN SENTERFITT
One Southeast Third Avenue
28th Floor
Miami, Florida 33131

February 8, 2005

VIA EDGAR CORRESPONDENCE
Celeste M. Murphy
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	TIMCO Aviation Services, Inc.
Schedule TO-1 filed on January 26, 2005
File No. 005-47239

Dear Ms. Murphy:

     On behalf of TIMCO Aviation Services, Inc. (the “Company”), we hereby respond to the Commission staff’s comment letter dated February 2, 2005 regarding the Company’s Schedule TO-I.

     Please note that for the Staff’s convenience we have recited each of the comments in bold and provided the Company’s response immediately below the comment. Further, page numbers included in this letter refer to page numbers in the Offering Circular (the “Circular”) that is part of the Company’s Schedule TO-I, and capitalized terms not otherwise defined in this letter are as defined in the Circular.

Offering Circular
Summary

1.	Disclose the terms of the warrant, including the “nominal consideration” for which Mr. Harber may purchase 30% of your outstanding shares, pursuant to the warrant, and the meaning of the “fully diluted basis” on which he may purchase such shares. Further, explain in detail, the extent of the dilution shareholders can expect to experience with the exercise of this warrant. Please consider providing the number and percentage of shares affected both currently and after exercise of the warrant here, in this disclosure. In addition, please state here that Mr. Harber is a holder of 72.3% of your 31,640,994 shares currently outstanding.

The Company believes that all required material information with respect to the LJH Warrant has already been disclosed in the Circular. Specifically, in response to your comment, we note the following:

•	the nominal consideration payable on the exercise of the Warrant is $.001 per share. This amount has been disclosed in previous filings by the Company with the SEC. Further, the nominal amount of the warrant exercise price, as noted in the Circular, is included in the calculation of the pro forma capitalization table (page 13).

•	The Company believes that the material disclosure required to be made with respect to the LJH Warrant (and with respect to the “fully diluted basis” on which the number of shares issuable on the exercise of the LJH Warrant is determined), relates to the number of shares of the Common Stock that are issuable upon exercise of the LJH Warrant, which information is included with particularity in the Summary (page 4). As previously disclosed by the Company, the LJH Warrant permits the holder to receive 30% of the outstanding Common Stock (on a fully diluted basis) at the time that the warrant is exercised. For example:

•	if the LJH Warrant were exercised today (when 31,640,994 shares of Common Stock are outstanding), the Company would issue 13,560,426 shares to LJH, which would be 30% of the 45,201,420 shares then outstanding; and

•	If the LJH Warrant were exercised shortly before its expiration date (January 31, 2007), which is subsequent to the maturity date of the Notes (when 311,236,552 shares of Common Stock would be outstanding), the Company would issue 133,387,094 shares to LJH, which would be 30% of the 444,623,646 shares then outstanding.

•	The Circular states throughout that Mr. Harber is currently the holder of 60% of the Company’s outstanding common stock. The 72.3% number that you refer to in your letter accounts for Mr. Harber’s beneficial ownership of the Company’s securities assuming the current exercise of the LJH Warrant, which under the circumstances is not believed to be meaningful except for purposes of determining LJH’s current beneficial ownership of the Company’s securities as described in “Security Ownership of Affiliates and Management,” at page 39. The Company believes that the reference to 60% as the operative ownership percentage is more relevant to Noteholders considering the offer and therefore that is the number used throughout the Circular to described LJH’s ownership prior to the offer.

•	Obviously, the conversion of the Notes into shares of Common Stock and the exercise of the LJH Warrant will cause substantial dilution to the Company’s existing stockholders. However, that potential dilution has previously been disclosed to the Company’s equity holders in numerous SEC filings. With respect to the Noteholders (to which the Circular is addressed), the Risk Factors, at page 14, include the dilution resulting from the exercise of the LJH Warrant to both the Company’s stockholders and Noteholders.

2.	In conjunction with your increased disclosure on dilution, please address your anticipated reverse stock split of “not less than one-share for 20 shares” as first discussed on page 6.

The Company does not believe that further disclosure of any to-be-proposed reverse stock split is material because any such reverse split will impact all shareholders equally and is not expected to materially affect each stockholder’s percentage ownership of the Company’s outstanding common stock.

Will I receive accrued and unpaid interest on the Notes?      Page 5

3.	What is the value of the automatic conversion and conversion premium as compared to the number of shares that would be issued upon conversion, and as payable-in-kind interest, respectively, on the notes held to maturity? We understand that you may not be able to provide the exact amount with certainty, because payable-in-kind interest would depend upon the share price at the time. We believe, however, that you could present an informative comparison using the interest rate and possible share values. Please provide these comparative values, in shares, for both the senior and junior notes.

At maturity, the aggregate number of shares of Common Stock issuable to holders of Senior Notes and Junior Notes is fixed (270,275,706 shares will be issuable to the holders of the Senior Notes and 9,319,852 shares will be issuable to the holders of the Junior Notes) and, in accordance with the indentures governing each class of the Notes, such number does not increase as a result of the issuance of additional PIK notes and/or accrued but unpaid interest on such notes. Please see the second paragraph under “Determination of Conversion Premium” on page 24.

As such, the number of shares that are to be received at this time for each $1,000 of Senior Notes and Junior Notes is based on a fraction, the numerator of which is the Notes held by the Noteholder at that time (including previously paid PIK interest) and the denominator of which is the total Notes outstanding (including previously paid PIK interest). In that regard:

•	the holder of $1,000 of Senior Notes (including previously paid PIK interest) holds $1,000 in Senior Notes out of the $124,909,698 of Senior Notes (including previously paid PIK interest) outstanding at December 31, 2004, and when that fraction is multiplied by the fixed number of shares issuable on the maturity of the Senior Notes (270,275,706 shares), such holders share of the fixed number of shares issuable on maturity of the Senior Notes is approximately 2,164 shares; and

•	the holder of $1,000 of Junior Notes (including previously paid PIK interest) holds $1,000 of Junior Notes out of the $4,783,422 of Junior Notes (including previously paid PIK interest) outstanding at December 31, 2004, and when that fraction is multiplied by the fixed number of shares issuable on the maturity of the Junior Notes (9,319,852 shares), such holders share of the fixed number of shares issuable on maturity of the Junior Notes is approximately 1,965 shares.

•	The conversion premium is fixed at 15% of the shares of Common Stock issuable to the holders of the Senior Notes and the Junior Notes upon the maturity of their respective Notes.

Under the terms of the Notes, PIK interest paid in future periods primarily affects the cash portion of the redemption price at which the Notes can be redeemed prior to maturity. Since, however, the Notes convert into a fixed number of shares, interest paid over time (including PIK interest for which new Notes are periodically issued) has no impact on the overall number of shares issuable to Noteholders on the maturity of their Notes. It merely is accounted for in determining the percentage split among Noteholders at the point in time that the Notes are converted into shares of Common Stock. In point of fact, under the terms of the Notes, the Company is never obligated to pay any cash with respect to the Notes unless it voluntarily redeems the Notes for cash and additional shares of Common Stock, or, arguably, as described in response to question 4 below, in a bankruptcy proceeding of the Company. As set forth below, none of these circumstances is expected to occur prior to the maturity date of the Notes (when the Notes will convert automatically in shares of Common Stock in the manner described above).

Accordingly, because of the unique terms of the Notes, the value of the premium and the value of the shares issuable on the automatic conversion of the Notes into shares of Common Stock at their maturity are simply based on the value of the Common Stock from time to time (which is disclosed throughout the Circular). As such, the Company does not believe that the presentation of an informative comparison using an interest rate and share value would be meaningful to Noteholders or provide any additional information.

Is our financial condition relevant to your decision to convert your Notes in the offer and consent solicitation?      Page 7

4.	Explain the priority of claims of common stock as opposed to debt securities under the Bankruptcy Code and the consequences, in the event of a bankruptcy proceeding, of holding equity as opposed to debt securities for noteholders who convert to common shares. Please explain, in light of this priority, and the notes’ specific designation as a debt security, how you support the statement that holders of the notes currently own a common stock equivalent. We note your risk factor on page 14. Consider including here, or in a separate question and answer, the differences in both shares to be received and securityholder rights, which would accrue to noteholders who accept the offer and consent as opposed to the non-tendering noteholders.

The Company’s statements with respect to whether the Notes are essentially a common share equivalent are based on the following factors, all of which are described throughout the Circular:

•	the Company does not expect that between now and the maturity date of the Notes it will be in a position to redeem the Notes for cash and additional shares of Common Stock in accordance with their terms. As such, the Company expects the Notes to convert into Common Stock at maturity;

•	the Company does not expect that a “change of control” will occur during the period in which the Notes remain outstanding that would require the Company to redeem the Notes in accordance with their terms (any such change of control would require consent of the holders of a majority of the shares currently outstanding, and it is unlikely that the Company’s majority shareholder, LJH, will agree to any such transaction before the maturity date of the Notes, absent an early conversion of the Notes into Common Stock); and

•	The Company is currently operating on a profitable basis, is meeting the financial and other covenants in its bank instruments and is paying its debts as they come due. Based on these factors and its views regarding the Company’s future, the Company does not believe that it will be involved in a bankruptcy proceeding at any time prior to the maturity of the Notes. Further, although the Notes provide by their terms that in a bankruptcy proceeding they are to be treated as a debt security, because of the automatic conversion of the Notes into equity at their maturity, the Company believes, and has been so advised by counsel, that there is a reasonable likelihood that notwithstanding the express terms contained in the indentures relating to the Notes, the Notes would be treated as equity in a Company bankruptcy proceeding.

Risk Factor
Adjustments to common stock purchase warrant exercise prices and exercise dates.      Page 15

5.	Within this disclosure, please identify the holders of the warrants and any relationship to you or related parties. This disclosure helps the reader to understand the likelihood of a possible price reduction in the exercise price of the warrants.

The warrants referred to in the risk factor are widely held by several thousand beneficial holders. As disclosed in previous Company SEC filings, the warrants were issued to three classes of holders:

•	holders of the Company’s old senior subordinated notes that exchanged their Notes in the Company’s fiscal 2002 exchange offer (an offer registered on Form S-4);

•	holders of the Company’s common stock prior to the fiscal 2002 exchange offer; and

•	participants in the settlement of a class action lawsuit filed against the Company in early 2000 relating to matters that arose prior to 2000.

Further, the small number of these warrants held by affiliates, officers and directors, is disclosed in the security ownership table in the Circular (page 39).

Finally, the Company notes that this risk factor has been included in the Circular because of the number of warrants outstanding and the Board’s rights under the warrant agreement governing the terms of the warrants to change the terms of the warrants. However, no decisions have been made to change the terms of the warrants and the Board has no present intent of making any such changes.

Forward-Looking Statements.      Page 21

6.	Your disclaimer in the last sentence of this section is inconsistent with your obligation to amend the information statement and Schedule TO upon a material change in the information previously disclosed. Please revise or modify.

The Company will modify the disclaimer, as the Staff requests, in an Amendment No. 1 to its Schedule TO.

Background and Reasons for the Offer and Consent Solicitation.      Page 23

7.	Explain how the offer “will open potential opportunities” for you to raise incremental working capital for your business. Please explain what you mean by currently having no plans, proposals or negotiations that would result in any material change in your indebtedness or capitalization “and the application from time to time of available cash to repay outstanding debt”. We note that the stated purpose and effect of the offer and consent, is to remove barriers to capital-raising. You state, however, that you have no current plans. Please tell us in a supplemental response when you intend to “raise incremental working capital” for your business. All plans, proposals or negotiations, written or verbal should be disclosed.

As disclosed in the Circular, the Company believes that cleaning up its balance sheet will open potential opportunities for it to raise incremental capital. In support of its view, the Company believes that a more understandable balance sheet showing a positive net worth and with a cleaner more understandable debt structure will be more easily understood by potential financing sources, thereby making it easier for the Company to raise capital.

Notwithstanding, and as disclosed in the Circular, the Company has no current plans to raise additional working capital through sales of its securities, but this may change in the future, depending on the requirements of its business. Further, there are no current negotiations ongoing with potential equity capital sources. Accordingly, the Company does not believe that any further disclosure is required.

8.	Explain what you mean by stating that the offer is being made to “simplify and clean up” your balance sheet. Please make this revision throughout your document.

Please see the Company’s response to comments 7 and 10.

Determination of Conversion Premium.      Page 24

9.	Explain why you “believe that it will be more advantageous to holders of [your] Notes to agree to accept [your] offer and consent solicitation than to retain their Notes or the rights Noteholders would possess if they refrained from tendering in the offer and consent solicitation”. How did the board determine the conversion premium?

The Company believes that it would be more advantageous to Noteholders to accept the early conversion offer because the Noteholders participating in the early conversion offer will receive a 15% premium in additional shares of Common Stock over the fixed number of shares of Common Stock that they will otherwise receive upon the maturity of their Notes. The basis for the determination of the conversion premium is disclosed in this section of the Circular.

10.	How will simplifying your balance sheet make your balance sheet more understandable? We understand that it is common practice for companies to have debentures and noteholders. What makes this particularly burdensome to your company? What are the future uncertainties associated with the automatic conversion of the notes into common stock at their maturity? What are the enhancements to which you refer? What are the benefits that will accrue to your noteholders and stockholders, respectively? Disclose the board considerations.

As set forth above and throughout the Circular, while applicable accounting rules require the Notes to be treated as debt securities under GAAP, due to the unique terms of the Notes, the Company does not view them as typical debt instrument and, based on the circumstances noted above, the Board believes that it is better for all constituencies involved to cause the conversion of the Notes at this time, rather than wait for such conversion to automatically occur at the maturity date of the Notes (in less than two years). The Board’s reasons for that view are already set forth with particularity in the Circular. Further, since the Company believes that the Notes are essentially a Common Stock equivalent based on the circumstances, reporting a negative net worth in a situation where if the Notes are converted at this time the Company will have a substantial positive net worth is believed to benefit all constituencies.

Lack of impact on existing holders of common stock.      Page 24

11.	Please explain the benefits to stockholders of early conversion of the notes. Further, identify the dilution, in percentage and shares, to the existing stockholders due to payment of the conversion premium to be paid in addition shares of your common stock. Describe the board’s analysis of the benefits of early conversion outweighing this dilution. Why does the board believe that the dilution associated with the conversion premium does not materially alter the interest in the Company that will be owned by existing holders of your common stock on the ultimate maturity of the notes? Does the dilution reduce the value held by shareholders by at least 30%?

Please include the board’s analysis of the reverse stock split to be made in this analysis.

See the Company’s response to comment 10 above. Also, the Company does not believe that the dilution to existing stockholders is relevant information in a Circular being delivered to the Company’s Noteholders. The Company included the disclosure to describe the Board’s analysis in approving the offer, however, the Company does not believe that disclosure of the amount of dilution to the Company’s existing stockholders is material to Noteholders in determining whether to tender into the offer.

Supplementally, and for your information, the dilution to the Company’s stockholders upon the maturity of the Notes and the exercise of the LJH Warrant has been disclosed by the Company on numerous occasions in previous SEC filings. Further, and for your information, please be advised that the difference in dilution between what the existing common stockholders will own after maturity of the Notes and exercise of the LJH Warrant compared to what such holders will own if all of the Notes are tendered in the offer only changes by 0.2%, from 2.9% of the outstanding common stock (on a fully diluted basis) when the Notes mature in accordance with their terms to 2.7% of the outstanding common stock (on a fully diluted basis) as a result of the issuance of the early conversion premium proposed in the offer.

As previously stated in response to comment 2 above, the Board did not believe that the reverse split, if and when it is proposed, will materially impact the percentage ownership among the common stockholders.

Liquidity.      Page 24

12.	Provide the basis for which you believe that in time the common stock is more likely to have a more liquid trading market than the trading market for your notes.

As the Company disclosed in the “Market for Common Stock and Notes” section on page 48, there is no established trading market for the Notes (and no such market has developed in the almost three years since the Notes were originally issued), while the Common Stock is regularly traded on the OTC Bulletin Board as disclosed.

Proposed Amendments to Indentures.      Page 35

13.	Please describe the provision of the notes that allows you to make these proposed amendments applicable to the notes of those holders who do not consent to such amendments.

Section 9.04 of the Indenture for the Senior Notes and the Indenture for the Junior Notes provides that after an amendment becomes effective, the amendment shall be binding on each holder of the Senior Notes and Junior Notes except in limited circumstances relating to amendments reducing the principal amount, the interest rate, amendments waiving certain defaults or redemption payments. None of the Proposed Amendments fall within such limited circumstances. Accordingly, the Company does not believe that any disclosure of this provision is required.

14.	Please include an explanatory summary of the result of the amendments on noteholders’ rights. We note the chart demonstrating the effect of each proposed amendment, but believe that a summary paragraph of the most material effects of the proposed amendments would be helpful to noteholders. For example, as a result of the proposed amendments you will be able to issue senior-subordinated debt “with certain provisions”. Does this mean that such debt may be senior to the noteholders’ debentures? How does this affect such holders’ priority in a possible claims disposition scenario as in a bankruptcy proceeding or otherwise? We note the “ranking” description under the section entitled description of the notes.

The Company has stated on the front cover page of the Circular and in the second paragraph under this section that the Proposed Amendments would eliminate all material covenants, which statement succinctly summarizes the material effect of the Proposed Amendments on noteholders. Accordingly, the Company does not believe a further summary is required.

Description of the Notes.      Page 41

15.	Please clarify at the beginning of this section, if true, that this section includes a description of the notes before any amendment that may occur pursuant to the consent.

The section includes a description of the Notes before any of the Proposed Amendments that may occur pursuant to the consent and the Company believes that it is clear that the current disclosure is a description of the Notes. Accordingly, the Company does not believe further clarification is required.

Related Party Term Note.      Page 44

16.	What were the circumstances surrounding the issuance of the warrant, beyond the fact that it was issued in connection with the $6.1 million term loan. For example, was this consideration for Mr. Harber’s entering into the $6.1 million term loan?

The LJH Warrant was issued as consideration for Mr. Harber entering into the $6.1 million loan that he made to the Company in the second quarter of 2003. A full description of the loan and the LJH Warrant has been made in previous SEC filings, and copies of the documents relating to the loan and the LJH Warrant have been previously filed as exhibits to the Company’s SEC filings. Further, the Company does not believe this disclosure is material to noteholders making a decision as to whether or not to tender their Notes in the offer.

Lender Approval Required for the Proposed Amendments.      Page 45

17.	We note that the consents of the lenders under the CIT Group credit Facility and the Hilco Term Loan are required for the proposed amendments and are a condition to this offer and consent. Please tell us, in a supplemental response, whether or not you have secured such consent.

The Company is currently in the process of obtaining the consents of the these lenders and presently anticipates that it will receive such consents prior to the expiration date of the offer.

* * * * *

The Company believes that the responses provided above fully address the questions outlined in the Commission staff’s comment letter dated February 2, 2005. Additionally, the Company believes that all information required by Schedule TO and Rule 13e-4, and for the Company to comply with the exemption from registration provided in Section 3(a)(9) under the Securities Act of 1933, has been disclosed. Accordingly, the Company does not believe that recirculation of the Circular or a supplement thereto is required, particularly since the Company has already mailed the Circular and related tender offer materials to noteholders.

As requested, this confirms on behalf of the Company that:

•	the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	the Company understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to this filing; and

•	the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions to the undersigned at (954) 468-2446 or to Philip B. Schwartz at (305) 982-5604.

Sincerely,

AKERMAN SENTERFITT

/s/ Laurie L. Green

Laurie L. Green